Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: September 14, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 31, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following is a transcript of a presentation made to investors and security analysts by Wachovia’s Chairman, President and Chief Executive Officer, G. Kennedy Thompson, on September 13, 2004.

Transcript of the remarks of Ken Thompson, Wachovia

Chairman, President and CEO

Lehman Brothers Financial Services Conference

September 13, 2004

Jason Goldberg, CFA, Lehman Brothers equity research analyst:

. . . back to business. Speaking at lunch, we’re pleased to have Wachovia, a company that met or exceeded expectations in the last 11 quarters, and the only company I covered who did it without mortgage income or security gains. Despite this feat and having one of the highest EPS growth rates, they have offered significant discounts to their peers. They have completed the [retail brokerage] conversion and are planning for an upcoming merger with SouthTrust, which, as good as it was, can use Wachovia’s help from the deposit side. With us, we have Ken Thompson, President and CEO, and Tom Wurtz [treasurer] and Jeff Richardson from Investor Relations. With that, I will turn it over to Ken.

Ken Thompson:

Good afternoon, and thank you, Jason. We appreciate the opportunity to give you an update on the progress at Wachovia, but before I do that, let me refer you to the cautionary statement in the back of our deck, and I won’t reintroduce Tom and Jeff, as Jason has just done it, but today, Wachovia is experiencing, we think, excellent momentum. We’ve got eight quarters in a row where our minimum EPS growth rate has been 19%, and while that kind of growth is certainly not sustainable forever, we believe that our combination of revenue opportunities, expense efficiency opportunities and merger integration opportunities with the SouthTrust and current mergers gives us a number of options to grow profits and to grow shareholder value.

Let me start with a quick snapshot of Wachovia as it appears today. Those of you who know our company, know that we’ve got some tremendous competitive advantages. We’ve got broad retail distribution in fast-growing markets. We’ve got a vast product array, both on the retail and wholesale side, and we’ve got a diversified business model with a very large General Bank and with three businesses that are more market sensitive.

Let me tick down the slide just to touch on a few points. We’ve got the third largest branch network in the country, 2,500 or so branches today and over 3,000 branches after the SouthTrust merger. That’s the number one franchise in the Southeast, a strengthened number one franchise, and it’s a dominant force on the East Coast of the United States. We’ve got the nation’s third largest retail brokerage operation. After the Pru deal, we have right now about 11,000 brokers in 49 states across the country. We’ve got a top 25 asset management company and a top 20 mutual fund company. We’ve got one of the largest personal trust operations in the country, and we’ve got a growing and very profitable capital markets unit.

Each of our four business lines, General Banking, Wealth Management, Capital Management, and the Corporate and Investment Bank, have excellent momentum. Year-over-year revenue growth and earnings growth is strong in each of those businesses, and while each business has its own set of challenges, we’re very confident that they will continue to experience strong results going forward.

Our focus on execution has been paying dividends for some time now as Jason just mentioned, and this next slide exhibits those dividends that are being paid. Since the fourth quarter of 2001, which was the first quarter after the consummation of the First Union-Wachovia merger, our operating earnings have grown at 64%, which is triple the average of the median of the top 20 banks in the country.

And as we focus on the fourth quarter of 2004 and all of 2005 going forward, we will continue to concentrate on strategies in six key areas at Wachovia and those are employee engagement, increasing customer loyalty, continuing our revenue growth, sharpening our expense control discipline, staying strong financially and from a corporate governance standpoint, and making the SouthTrust merger integration a flawless one.

Now I will talk a little bit about each of those things. This slide touches on our emphasis on employee engagement, and this is one of those soft areas that I’m sure you never hear about. We just don’t talk about this much to institutional investors, but it is one that is important, and it is one that I am absolutely convinced is creating shareholder value for Wachovia. We think it’s a real strength for us. Our all-employee survey, which was completed in 2003 at the end of the First Union-Wachovia merger integration, which was clear a time of rapid change and intense activity, was extremely pleasing to us. Wachovia’s employee engagement as measured by the firm who did the survey for us was up substantially from one done two years prior to that when we had just announced the merger. It was consistent with high-performing companies in all industries, and it was ahead of the benchmark for the financial services industry.

So how does high employee morale and employee engagement benefit investors?

Well, I think the next slide helps paint that picture. An engaged employee work force remains diligently focused on serving customers, and they do that even during a period of merger integration. As a result of that, customer satisfaction scores at Wachovia have stayed high and in fact, during the Wachovia integration, they continued to improve every quarter through that integration, and our satisfaction scores improved, which you see on the left-hand side of this slide. We also reduced customer attrition, which you don’t see on this slide, but over a two and a half year period, we reduced customer attrition from 20% to about 10.5%. Going forward, we’re trying to take this to the next level. We’re not just focusing on customer satisfaction. We’re now trying to produce customer loyalty, and we measure loyalty in three ways. First is the likelihood that the customer will continue to do business with Wachovia. Second is the likelihood that they will recommend Wachovia to a friend or associate, and third is their overall satisfaction with Wachovia. And at the right-hand side of this slide shows, our loyalty scores as measured by Gallup have improved consistently since we started measuring it. That’s important because in back testing, we know that loyal customers’ book of business with Wachovia grows 16% faster than simply a customer who reaches a satisfaction score in that poll. . . actually, over the last 12 months, $2,000 in revenue more for a loyal customer than for a satisfied customer.

As this slide indicates, we believe our focus on customer satisfaction and loyalty has reaped excellent results in acquiring and retaining customers. You can see on this slide that customer acquisition is up substantially over the last 12 months and customer loss has remained very low, in the 10.5% range, and on the bottom of the slide, you see the combination of those two things in what we call our new/loss ratio, which simply says that we are adding new customers today, 1.38 times faster than we are losing customers, and I’ve got to tell you, that is the best revenue growth strategy in retail banking. If you are increasing the number of customers significantly faster than you are losing customers, you’re going to see it on your revenue line, and we are seeing it at Wachovia in our General Bank.

A definite part of the success in our General Bank over the last several years has come from introducing the branch sales culture of legacy First Union to the legacy Wachovia branches. The bars on the right-hand side of this slide show that legacy Wachovia branches were producing consumer loans at only 25% of the rate of legacy First Union branches at the time of merger consummation. They are now at 63% of the rate of legacy First Union branches and there’s the bars on the left side show that is happening while loan production at legacy First Union branches are increasing rather dramatically. So what we are seeing is a huge lift in the old blue branches, or the old legacy Wachovia branches, as they start to approach the level of First Union branches, and that will produce a very significant revenue advantage to us, and the interesting thing is, and I will talk about this later, we’re going to see exactly the same thing in the SouthTrust branches as we merge that company.

The story is similar in investment sales. Where legacy Wachovia branches sold virtually no investments in their branch system, they have grown nicely to about 73% of the investment sales of legacy First Union branches, even again, as we see growth in the old First Union branches, and I should note that we generated these results even as we went through a merger conversion and a rebranding and some softness in the investment market.

Drilling down a little further, this slides year-over-year same-store sales production for the retail and small business segment in our General Bank. This is all production. Same-store production of deposits is up 9% and loans are up 7% over the prior year contributing to revenue per financial center growth of 8% over the last year. That is a very nice improvement in same-store sales at Wachovia’s General Bank.

In our retail brokerage operation, we’re seeing a similar growth story. Despite the distraction of a major systems conversion and a major conversion of offices between Pru and old Wachovia Securities and on top of selling in unfavorable retail investment markets over the last seven to eight months. However, our conversion of Prudential, which is the largest ever in the brokerage business, was completed this past weekend. We still will have offices to close and people to move, but the systems conversion is now complete, and we expect a solid lift in retail brokerage profits next year as we improve the efficiency and take about $364 million of expense out of the Prudential system.

Let me just be clear on that. We have already taken about $60 million so we have about $300 million more to go there, and any improvement in retail brokerage activity will be icing on the cake there.

In our asset management business, improved fund performance will clearly be a major growth driver going forward, and so we have been focused on that significantly over the last three years. This focus has paid off as we have improved both our Lipper and Morningstar rankings, and you can see the progress in those things on this slide. We’re going to continue to focus on fund performance, which we believe will contribute to future revenue momentum, and you can see the results already as we have had equity inflows of about $1.1 billion over the last 6 months.

In our Wealth Management group, which provides roughly 5% of the earnings at Wachovia, we’re focusing very intensely on efficient client management strategies, which began, by the way, with identifying clients in our Wealth Management group who really should have been in our branch operations. This transformation that has taken place in Wealth Management has allowed to us maximize the potential of our personal trust business and as the left side of this slide shows, we’re seeing excellent progress there. We’ve had an 11%* year-over-year lift in trust and investment management fees, and we expect that kind of growth to continue. Year-to-date, as you see on the right-hand side of the slide, we are close to achieving our goal of a 30% pre-tax margin, which represents a 400-basis point improvement in margin in our Wealth Management business over the last year.

Turning to our Corporate and Investment Bank, we’re gaining solid market share as we continue to focus on being lead manager of deals across our product line. And as this slide shows, we’ve made excellent progress in this area since 2001. At that point, we had about 1.2% market share in our investment banking product line. Today that share is 3.6%, and we’ve accomplished this while at the same time, reducing the amount of capital in our Corporate and Investment Bank by 40%.

And the result of that is that we have driven growth in fee and other income by 28% as you see on this slide in our Corporate and Investment Bank over the last year, and in addition, fee income has improved to 55% of total revenue from 51% 12 months earlier.

In 2003, we started what we call at Wachovia our Wachovia Client Partnership Initiative. The purpose of this company-wide initiative is to drive revenue through up-tiering qualified branch customers out of our branch system into our Wealth Management platform by cross-selling our Wealth Management product line to owners and senior executives of the businesses that we bank and in some cases, by moving unprofitable Wealth Management clients out of Wealth Management back into the branch system. We believe the revenue opportunities from this initiative through the year 2007 is $600 million. This initiative has the added benefit of optimizing our servicing costs by channel and increasing the teamwork between our four lines of businesses. Currently, we’re on track with this initiative. It’s picking up speed, and we expect to reap the revenue rewards that come from this initiative. We honestly believe that this is revenue that we simply wouldn’t have gotten had we not gone to work on this initiative.

*	Please note that this number was corrected from 23% in the live presentation.

As I said at the beginning of my remarks, we’re very pleased that our revenue momentum is building, but we also have another lever that we can pull at Wachovia to maintain our solid earnings stream, and that one is improving our cost structure. We’ve been working hard on expense discipline at Wachovia for several years, and we believe that a good, solid expense control culture has taken hold, but we also believe we can do more.

We’re already benefitting from the $890 million of merger expenses that came out of old Wachovia. We completed the systems conversion at Pru, as I said, last week and expect merger synergies to accelerate there, and we’ve also got SouthTrust merger efficiencies to come out in 2005 and early 2006. All of these things together, along with just continued focus on our existing efficiencies within Wachovia convinces us that we can significantly improve our operating efficiency ratio. Our goal is not to be in the top quartile because we think we are a revenue-driven platform, but our goal is certainly to get into the second quartile to median of the top 20 banks.

Our General Bank has a goal of reaching a 50% overhead efficiency ratio for 2005, and as you can see on the left-hand side of this slide, they’re making steady improvement. In addition, our goal is to achieve a pre-tax margin in our retail brokerage operation by the end of 2005 of 20%, and we’re convinced that the $300 million more in merger efficiencies from Prudential will help us achieve that goal.

In addition to discipline on expenses, discipline, as it pertains to overall risk, is crucial in our industry. Banking, as you know, at its most essential is the business of managing risk, and I’m proud that Wachovia is a leader in credit quality in our industry.

One of the best measures of credit quality, we believe, is net charge-offs on total loans, and as this slide shows, Wachovia has one of the very best records in our industry having achieved 17 basis points of charge-offs, which is second best among the top 20 banks.

Now, as you all know all too well, on June 21st, we announced the merger with SouthTrust. We think that deal will create a billion dollars of shareholder value for Wachovia shareholders based on using the excess capital at SouthTrust and the expense synergies which we projected net of the premium that we paid. We’re thrilled with the deal after about eight to nine weeks. SouthTrust has a record, as you know, of 54 consecutive quarters of growth in earnings and is clearly a quality institution. The transaction strengthens our number one position in the Southeast and it accelerates our entry into Texas.

It also, and these numbers were not in the numbers we presented when we announced the deal, it also gives us significant revenue opportunities going forward. You can see some of that revenue potential on this slide. SouthTrust is a formidable commercial and commercial real estate bank, but its retail and small business productivity significantly lags that of Wachovia. We estimate that $175 million of revenue lift simply by getting the SouthTrust branch system to the same level of productivity as the Wachovia branch system. It is going to be the exact same process that we followed in the Wachovia-First Union merger and we think we’ll get exactly the same results.

In looking at the Wachovia commercial product line, we see real opportunities to cross-sell Wachovia products to the substantial SouthTrust commercial and commercial real estate customer base, cash management, derivatives, permanent real estate loan securitizations are all opportunities for us.

For example, SouthTrust deposit outstandings per relationship manager are 22% of the Wachovia deposit outstandings per relationship manager and SouthTrust penetration of its commercial customer base on a cash management basis is only 50% of Wachovia’s. So there’s great opportunity for us there.

In addition, the SouthTrust merger integration is much less complex than the First Union-Wachovia conversion. There are 45% fewer systems to convert, as you see on this slide, and there are 55% fewer accounts to convert. The SouthTrust transaction volume is only 10% of the Wachovia transaction volume compared to the old Wachovia transaction volume being 40% of First Union’s transaction volume. What this means is we have to make almost no investment to increase the capacity. For Wachovia, back office can completely absorb the SouthTrust back office. We will convert SouthTrust in two major regional conversions where we did that in four conversions on the Wachovia deal.

So in summary, the plans that I’ve just talked about and the momentum that we have exhibited, we are very confident will continue. We have great growth prospects. They exist for us on the revenue side and through merger and other efficiency efforts that we will take going forward. We plan to continue our sharp focus on the six strategies that you see on this slide, and we expect to continue to turn in stellar performance.

With that, I thank you for your attention, and I’ll open the floor for questions.

[inaudible question]

The question was in our last couple of conference calls, we talked about an expense initiative going forward, and are we at the point where we can give details on that. I would simply say that we continue to believe that a $600 million to $1 billion expense reduction, and that would be a reduction to our expense growth rate, is very doable for us over the next three years exclusive of merger integration expense saves. We are in the middle of formulating all of our plans. We are taking that to our Board in the fourth quarter, and we probably shouldn’t start talking about exactly how we’re going to do it with you until we have taken it up fully with our Board, but we’re confident we can get that because even getting those kinds of cost saves would only get us to the bottom of the second quartile of the top 20 banks.

Yes.

[inaudible question ]

The question was on the Wealth Management slide, we talked about trust and investment income going double digit, but his observation is that trust income is not growing in the industry, and is it coming from trust or investments, and I can tell you that it’s coming from both, but a substantial part of it is coming from trust. It’s a real power area for Wachovia. Quite frankly, it’s a business that we let atrophy for probably seven to eight years as we fooled around with our delivery mechanism, and we have gone back to hiring trust bankers and putting them in the field and working with our various lines of business, and we see that as a double-digit growth rate going forward. Yes.

[inaudible question ]

The question was, there’s a perception that if we do a deal, our stock price drops, and what does that mean for us doing deals going forward, and I’d simply start out by saying since I’ve been CEO, we’ve done three deals. The Wachovia deal has clearly been a success. The Prudential deal, I think, is very clearly a success. Many of you argued about the price that we paid on SouthTrust, but it was within the parameters that we’ve laid out, and I’ll guarantee you it’s going to be a success, and we will do deals in the future that meet those parameters and that is, a 15% rate of internal return where it is not dilutive by the end of the second year, but it also has to meet our strategic goals, so we will turn down a lot of deals that don’t meet those requirements. It’s got to make sense for us strategically. SouthTrust did, and if we had another deal like that that we thought we could do in a safe and secure way, we will do it, but we may go a long time without doing another deal.

[inaudible question]

It’s going fantastic. How is our de novo experiment in New York going? You look out across the street and there’s another big Wachovia branch going up right here. We’ve got seven branches open. We’ve got five more on the drawing board. I’ve had people say to me, we don’t see any bodies in your branch, and my response is, yeah, but they’re leaving their deposits with us. Deposits are growing extremely nicely. They’re way ahead of our projections. We’re growing this branch system from, you know, from zero customers, so you are going to see activity in the branches pick up, but we’re very happy with deposits. We’re very happy with the loans that are being produced there, and we needed the Manhattan branches to service over 100,000 customers that live in the suburbs that come to work every day in the Manhattan area. It’s been very successful. We’re very excited about it. Yes.

[inaudible question]

What are the big risks that Wachovia is facing now?

I think it’s – obviously, we’ve got to execute the SouthTrust merger integration flawlessly, but we feel very confident we can do that. We’ve got to – we’ve got to get this – the expenses both through merger integration and through our normal efforts to improve efficiency out of the company without disrupting the top line. I think we can do that, and we’ve got to stay focused. We’ve got a formula that has been working very, very well for our company for a good while now, and we simply can’t get cocky. We can’t take our eye off the ball. We’ve got to continue to march forward every day with an execution mentality, and I think we will do that because we’ve got a lot of people who are very focused on it. Then we’ve got the same kinds of challenges that everybody else has with the economy and regulatory environments and things like that. Yes.

[inaudible question]

>> Texas expansion has been significantly improved by the SouthTrust presence. They had 64 branches in Texas. They also had about 30 land bank locations, so we’ve already got property purchased to open 30 more branches. Wachovia had already land banked about 20 branches in Texas, so we’ve got the opportunity to come out of the ground pretty quickly, and we think over the next two to three years, we can have, you know, 150 branches open in Texas. They’ll all be in that triangle from Dallas-Ft. Worth to Houston and San Antonio with Austin in the middle. We think our brand of consumer and small business banking is going to play very well in Texas.

Thank you all very much.

[Applause]